                                                        March 6, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8145


Gentlemen:

           In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the income statement and balance sheet filed with this interim report reflect the results of operations of Columbia Energy Services, Inc. ("CES") for the calender quarter ended December 31, 1996.



                                   Very truly yours,

                                   COLUMBIA ENERGY SERVICES


                                   By:  //s//J. W. Trost
                                      -------------------------------
                                          J. W. Trost, Vice President











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                                                             Page 1 of 2




                      Columbia Energy Services Corporation
                                  Balance Sheet
                             As of December 31, 1996
                                     ($000)


ASSETS

Property, Plant and Equipment
  Gas utility and other plant, at original cost ....               2,150
  Accumulated depreciation and depletion ...........                (591)
                                                             ------------
Net Property, Plant and Equipment ..................               1,559
                                                             ------------

Current Assets
  Cash and temporary cash investments ..............                 287
  Accounts receivable, net
    Customers ......................................             157,104
    Intercompany ...................................              26,741
    Other ..........................................                 492
  Prepayments ......................................              19,013
  Other ............................................                 373
                                                             ------------
Total Current Assets ...............................             204,010
                                                             ------------

Deferred Charges ...................................                 175
                                                             ------------

TOTAL ASSETS .......................................             205,744
                                                             ============

                      Columbia Energy Services Corporation
                                  Balance Sheet
                             As of December 31, 1996
                                     ($000)


CAPITALIZATION AND LIABILITIES
Capitalization
  Common Stock Equity
    Common stock, $10 par value (419,657 shares
    outstanding) ...................................               4,197
    Additional paid-in capital .....................              26,336
    Retained earnings ..............................              10,794
                                                             ------------
  Total common stock equity ........................              41,327
  Long-term debt ...................................                   -

Total Capitalization ...............................              41,327
                                                             ------------
Current Liabilities
  Accounts and drafts payable ......................             124,859
  Intercompany accounts payable ....................              34,500
  Accrued taxes ....................................                 985
  Accrued interest .................................                   8
  Other ............................................               2,266
                                                             ------------
Total Current Liabilities ..........................             162,618
                                                             ------------
Other Liabilities and Deferred Credits
  Income taxes, noncurrent .........................                 875
  Investment tax credits ...........................                   -
  Postretirement benefits other than pensions ......                 104
  Other ............................................                 820
                                                             ------------
Total Other Liabilities and Deferred Credits .......               1,799
                                                             ------------

TOTAL CAPITALIZATION AND LIABILITIES ...............             205,744
                                                             ============


                      Columbia Energy Services Corporation
                                Income Statement
                        Quarter Ending December 31, 1996

                                     ($000)



Operating Revenues .................................             265,730

Operating Expenses
  Products purchased ...............................             262,409
  Operation ........................................               3,962
  Depreciation and depletion .......................                  99
  Other taxes ......................................                  89
                                                             ------------
Total Operating Expenses ...........................             266,559
                                                             ------------

Operating Income (Loss).............................                (829)
                                                             ------------

Other Income (Deductions)
  Interest income and other, net ...................                 533
  Interest expense and related charges .............                   -
                                                             ------------
Total Other Income (Deductions) ....................                 533
                                                             ------------

Income (Loss) Before Income Taxes...................                (296)

Income Taxes .......................................                (127)
                                                             ------------

Net Income (Loss)...................................                (169)
                                                             ============